Exhibit 3.2(d)

American Woodmark Corporation

Resolution of the Board of Directors

On November 29, 2001, the Board of Directors of American Woodmark Corporation approved the following resolution by unanimous consent:

RESOLVED, that Article III, paragraph 1 of the Bylaws of the Corporation is hereby amended to read as follows:

There shall be a Board of Directors consisting of ten persons.

/s/ Kent Guichard
Kent Guichard
Corporate Secretary

Corporate Seal